UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
Report of Foreign issuer

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the Month of June 2017

(Commission File. No 0-30718).

SIERRA WIRELESS, INC., A CANADIAN CORPORATION
(Translation of registrant’s name in English)

13811 Wireless Way Richmond, British Columbia, Canada V6V 3A4
(Address of principal executive offices and zip code)

Registrant’s Telephone Number, including area code: 604-231-1100

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F           40-F    X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes:      ____      No:    X

Sierra Wireless Collaborates with Industry Leaders and Developers to Drive the Next Phase of IoT Commercialization

mangOH™ Red open source platform provides interoperable building blocks to rapidly develop low-power industrial IoT devices

PARIS--(BUSINESS WIRE)--June 13, 2017--Sierra Wireless (NASDAQ:SWIR) (TSX:SW), the leading provider of fully integrated device-to-cloud solutions for the Internet of Things (IoT), along with technology providers including ARM, Bosch Sensortec, MediaTek, Orange, Qualcomm Technologies, Inc. and Talon Communications, today announced mass-market availability of the mangOH™ Red open source hardware platform.

Targeted at the industrial IoT and maker communities, mangOH Red is the most feature-rich, lowest power open source enablement platform on the market. Smaller than a credit card, it includes all of the building blocks needed to prototype and test ideas in days instead of months, with minimal investment. mangOH Red designs can then be modified and repurposed for mass production using its industrial-grade components and applications developed in the Legato™ open source Linux platform.

“For IoT commercialization to truly take hold, bringing products to market needs to be much faster and easier,” said Philippe Guillemette, Chief Technology Officer, Sierra Wireless. “mangOH Red is based on feedback from the ecosystem and developer community, resulting in the most compact, feature-rich open source platform that can quickly turn concepts into prototypes and prototypes into products without the need for significant redesign.”

Sierra Wireless founded the mangOH open source hardware program in 2015 to make it easy for developers to prototype with any wired, wireless, or sensor technology based on their unique IoT use case. Following the successful first mangOH Green edition, mangOH Red focuses on low power and miniaturization, providing a one-stop technology platform that includes:

  Credit card size form-factor ideal for rapidly building proof-of-concepts;
  A snap-in socket to add any CF3™-compatible modules, including wireless modules (2G to 4G & LTE-M/NB-IoT) to achieve up to 10 years of battery life;
  Built-in Wi-Fi b/g/n and Bluetooth 4.2 BLE with an ARM Cortex®-M4 core to provide real-time access to I/O;
  Built-in Bosch Sensortec Accelerometer, Gyroscope, Temperature and Pressure sensors, as well as Light sensors and a 26-pin Raspberry Pi compatible connector;
  An IoT Expansion Card slot to plug in any technology based on the IoT Connector open standard;
  Sierra Wireless Smart SIM with up to 100 MB free data, depending on region, and can also be used with any commercially available SIM;
  Easy connection to the AirVantage® IoT Platform to create, deploy and manage solutions in the cloud, and can also connect to other cloud platforms; and
  Ready-to-use product from selected distributors and complete source design under Common Creative License.

“Companies developing IoT solutions have an almost overwhelming number of technologies and providers to evaluate,” said Sam Lucero, Senior Principal Analyst, M2M and IoT for IHS Markit. “The mangOH platform aims to simplify this complexity by including elements in an open ecosystem that are needed to efficiently develop and test IoT solutions across many use cases.”

mangOH User Testimonials

“The Legato / mangOH forum has been a fantastic resource allowing interaction with other developers and engineers who are intimately involved in the project. The learning curve is exceptionally short. I would highly recommend this platform for use in commercial projects. It is not a platform for a novice, as could be said of the Pi/Arduino, but those with intermediate electronic and programming skills will be able to rapidly develop an IoT device.”

--Siska Burger, General Manager, Comb Communications

“With 4G modules, low power capabilities and small form factor, mangOH Red is a very exciting platform to help us develop self-driving automobile applications for the H2020 EU funded project AUTOPILOT, aiming at bringing Autonomous Driving to a new dimension with the Internet of Things. The flexibility of the open hardware platform provides a very powerful tool as we develop and test use cases for the AUTOPILOT project. AUTOPILOT has received funding from the European Union’s H2020 Framework Programme under the grant agreement no 731993.”

--Alexandre Petrescu, Research Engineer, H2020 AUTOPILOT Project

“The flexible and intuitive mangOH platform allowed M2MD Technologies to move through technical design to a working prototype in record time. As a result of the tools and flexibility of the mangOH platform, we now have fully operational automotive applications that we are demonstrating in the marketplace. We look forward to the mangOH Red’s low-power, production-ready capabilities to further that effort. I have the mangOH Reds in hand and they are exactly what I need.”

--Chuck Link, President and CTO, M2MD Technologies, Inc.

“With mangOH, I have the whole world in the palm of my hands. It provides perfect open source, industrial grade hardware with a highly scalable embedded platform. Sierra Wireless mangOH and Legato open source tools make taking smart sensors to advanced IoT implementation very simple, secure and cost-effective. We can’t contemplate our new telematics device without this.”

--Mahapatra Niladridas, Mahindra Electric

"mangOH is a handy tool for IoT projects, with lots of GPIOs and room for new designs. mangOH was an excellent starting point for our waste management project. With the improvement to the ARM MCU, the new smaller form factor and plethora of sensors, I cannot wait to get my hands on the new mangOH Red."

--Alejandro Ballesta, hardware engineer, Wellness Telecom

mangOH Technology Providers

“mangOH Red incorporates the best set of features, including MediaTek’s advanced MT7697 chipset technology, to promote innovation and new product development for low power industrial IoT applications. We look forward to collaborating with Sierra Wireless to get mangOH Red in developers’ hands and see what they will design to advance the IoT marketplace.”

--YuChuan Yang, Deputy General Manager of Internet of Things Business Unit, MediaTek

“Orange considers the mangOH platform a key tool for developers. It helps to quickly prototype devices and applications smartly connected to Orange 4G IoT networks. The Arduino compatibility enables users to plug all kinds of shields and sensors very easily to the platform, which is highly appreciated by developers to facilitate their prototyping. In the coming weeks, Orange is very keen to offer our partners the new mangOH Red platform. It will contribute to testing LTE-M technology in our Open IoT Lab and to building even more compact devices.”

--Fabien Le Clech, IoT Marketing Project Manager, Orange

“We are pleased to see the launch of the mangOH open hardware platforms, along with the WP Series modules from Sierra Wireless and look forward to working together to help drive innovative applications and services for the quickly growing IoT industry. The Qualcomm® MDM9215 system-on-a-chip, powering some of the mangOH open hardware platforms and WP Series modules, is designed to support 4G LTE connectivity, GNSS position location, as well as an integrated A5 CPU. These combined capabilities are designed to provide developers an advanced toolset to fully utilize LTE connectivity and compute processing in order to build IoT proof of concepts quickly.”

--Art Miller, Senior Director, Business Development, Qualcomm Technologies, Inc.

“The extensibility of the IoT Connectors into the mangOH platforms really does make it easy for developers to integrate various wired and wireless local networks, and we are pleased to see so much variety available to the mangOH community in this very small form factor.”

--Scott McDermaid, CEO, Talon Communications

mangOH Distributors

“We have done several successful proof-of-concepts and developments using mangOH Green and the Legato Linux platform with customers. The addition of mangOH Red will provide a fast-track to the IoT for a multitude of new customers and applications. With small size and low-power focus, as well as its ruggedness, cost effectiveness and the extended on-board functionality, it will attract a wide audience. We expect mangOH Red to become a default in the toolbox of any developer of connected devices for the IoT. Acal BFi has invested in competence to support mangOH Red from a hardware perspective and, maybe even more important, from a software perspective, where we have several years of experience.”

--Hans Andersson, Sales Manager IoT & Wireless, Acal BFi Nordic

“We are excited and proud to offer the mangOH Red platform to engineers around the world. The features, functionality and flexibility of mangOH Red offer a development and proof-of-concept tool in an industrial design to make it faster and simpler to launch their product. The ability to support new connectivity like LTE-M and NB-IoT in the future on the same toolset gives customers a lot of freedom.”

--David Stein, Vice President Global Semiconductors, Digi-Key Electronics

Pricing and Availability

mangOH Red will be commercially available through preferred distributors for a limited-time introductory price of $99 USD. Visit http://mangoh.io/buy to buy.

Webinar

The Future of Industrial IoT Applications Using Open Source Hardware, July 9, 2017, 12:00 PM EDT

Join Ashish Syal, Founder of mangOH Open Hardware, Sierra Wireless, along with speakers from Qualcomm Technologies, Inc., Digi-Key Corporation and Talon Communications to learn about the key design requirements for future IoT applications, including low-power and cloud-based Artificial Intelligence for voice applications, and how to get started developing for the future, today. Learn from developers around the world about how they’re using mangOH open hardware to prototype their ideas and turn them into IoT products and services. Register: https://cc.callinfo.com/registration/#/?meeting=15zzere84qko6&campaign=1rw36vv71z95q.

About mangOH

mangOH is an open source hardware community for the IoT with platforms that deliver 90% of the solution prototype out-of-the-box, enabling software developers to easily build reliable IoT solutions that hardware designers can customize to rapidly create new IoT devices. It provides:

  Open source and business friendly designs so anyone can copy, modify and build commercial products;
  Flexible designs to adapt to any IoT use case based on wired, wireless, and sensor technologies;
  Interoperable, industrial-grade components so that prototypes can be easily turned into a commercial products; and
  Support for other open source initiatives like the Legato™ Linux platform to remove the complexity of hardware integration.

For more information, visit http://mangoh.io.

Note to editors:

The latest mangOH-based IoT innovations and use cases will be featured at the fifth annual Sierra Wireless Innovation Summit, on June 13, 2017, in Paris, France. For more information, visit: https://www.sierrawireless.com/innovation-summit/.

About Sierra Wireless

Sierra Wireless (NASDAQ: SWIR) (TSX: SW) is building the Internet of Things with intelligent wireless solutions that empower organizations to innovate in the connected world. Customers Start with Sierra because we offer the industry’s most comprehensive portfolio of 2G, 3G and 4G embedded modules and gateways, seamlessly integrated with our secure cloud and connectivity services. OEMs and enterprises worldwide trust our innovative solutions to get their connected products and services to market faster. Sierra Wireless has more than 1,100 employees globally and operates R&D centers in North America, Europe and Asia. For more information, visit www.sierrawireless.com.

Connect with Sierra Wireless on the IoT Blog at http://www.sierrawireless.com/iot-blog, on Twitter at @SierraWireless, on LinkedIn at http://www.linkedin.com/company/sierra-wireless and on YouTube at http://www.youtube.com/SierraWireless.

“Sierra Wireless”, and “AirVantage” are registered trademarks, and “mangOH” and “Legato” are trademarks of Sierra Wireless. Other product or service names mentioned herein may be the trademarks of their respective owners.

Forward Looking Statements

This press release contains forward-looking statements that involve risks and uncertainties. These forward-looking statements relate to, among other things, plans and timing for the introduction or enhancement of our services and products, statements about future market conditions, supply conditions, channel and end customer demand conditions, revenues, gross margins, operating expenses, profits, and other expectations, intentions, and plans contained in this press release that are not historical fact. Our expectations regarding future revenues and earnings depend in part upon our ability to successfully develop, manufacture, and supply products that we do not produce today and that meet defined specifications. When used in this press release, the words "plan", "expect", "believe", and similar expressions generally identify forward-looking statements. These statements reflect our current expectations. They are subject to a number of risks and uncertainties, including, but not limited to, changes in technology and changes in the wireless data communications market. In light of the many risks and uncertainties surrounding the wireless data communications market, you should understand that we cannot assure you that the forward-looking statements contained in this press release will be realized.

Qualcomm Technologies, Inc is a subsidiary of Qualcomm Incorporated. Qualcomm is a trademark of Qualcomm Incorporated, registered in the United States and other countries.

Qualcomm MDM is a product of Qualcomm Technologies, Inc.

CONTACT:
Sierra Wireless
Kim Homeniuk, +1 604-233-8028
khomeniuk@sierrawireless.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sierra Wireless, Inc.

		By:	/s/ David G. McLennan

David G. McLennan, Chief Financial Officer and Secretary

Date:	June 13, 2017